Allen & Overy

Mr. Michael Coco	9th Floor Three Exchange Square
Central Hong Kong
Special Counsel
Division of Corporate Finance	Tel	+852 2974 7000
U.S. Securities and Exchange Commission	Fax	+852 2974 6999
Washington DC 20549
U.S.A.

Our ref	DFJ/PAP/67738-00065 HK:6322712.8

December 22, 2008

Dear Mr. Coco

Republic of the Philippines

Registration Statement under Schedule B

File No. 333-155481

Thank you for your comments on the Registration Statement filed on November 19, 2008 by the Republic of the Philippines. We have enclosed a revised clean Pre-Effective Amendment No. 1 to the Registration Statement as well as two courtesy blacklined copies showing changes from the previously filed version. These changes reflect the Republic’s responses to the comments in your letter dated December 16, 2008, as well as additional updates and revisions. The Republic’s responses to your specific comments are as follows:

General

1.	To the extent possible, please update the information in the registration statement, including any revisions necessary to reflect any material impact caused by the U.S. banking situation and recent developments in the global economy.

As requested, we have revised the information to include the most recent official data released by the relevant Government agencies. Specifically, we have revised the disclosure on pages 5, 6, 25, 34, 47, 63, 81 and 84 to discuss material revisions of macroeconomic assumptions by the Republic as a result of recent developments in the global economy.

Managing Partner, Asia	Andrew J.B. Harrow	Angus J. Ross	Registered Foreign Lawyers
Thomas E.W. Brown	Catherine A. Husted	Peter W. Thorp[1]	James F. Grandolfo[3]
	David J. Kidd	Joseph L.B. Tse	Jeremy D. Hunt[2]
Partners	Michael S.L. Liu	Chun Fai Woo	David F. Johnson[3]
Simon H. Berry	Vicki Liu	Cheung Ying Yeung	Linda K.K. Lee[2]
Simon C.G. Black[1]	Roger S.W.Y. Lui		Yvonne E.M. Siew[2]
Kenneth D.C. Chan[5]	William J. McAuliffe	Solicitor	Walter H.S. Son[2,4]
Stanley Chow	Jane M.S. Ng	Matthew P. Hebburn
Alan J. Ewins	Simon J. Reid-Kay
Matthew P. Gearing

1	Non-resident in Hong Kong
2	Admitted to practise in England and Wales
3	Admitted to practise in New York
4	Admitted to practise in California
5	China Appointed Attesting Officer

Allen & Overy is affiliated with Allen & Overy LLP, a limited liability partnership registered in England and Wales with registered office at One Bishops Square, London E1 6AD.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Bucharest (associated office), Budapest, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Mannheim, Milan, Moscow, New York, Paris, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Tokyo and Warsaw.

Prospectus Summary

Economy

2.	Please consider including additional data about short-term external debt such as, for example, the amounts and percentage of short-term debt in gross domestic product.

As requested, we have supplemented the disclosure on page 4 to include data on the amount of short-term external debt and the short-term debt as a percentage of gross domestic product.

Republic of the Philippines

Government Corporations

3.	As Government corporations account for a significant portion of the Philippines’ domestic and external debt, consider disclosing the general financial status of the GOCCs, including, for example, a discussion of whether they will be able to meet their obligations in the near future.

As requested, we have supplemented the disclosure on page 11 to discuss the general financial status of the GOCCs and their plans to meet their near-term obligations.

Membership in International Financial Organizations

Relationship with the IMF

4.	Please clarify the present status of the Government’s participation in the PPM.

As requested, we have revised the disclosure on page 17 to clarify the present status of the Government’s participation in the PPM.

Principal Sectors of the Economy

Agriculture and Fishery Subsector

5.	In light of Philippines’ shortage of domestic rice since 2007, discuss how the recent changes in the international rice price may affect the economy of the Philippines.

As requested, we have supplemented the disclosure on page 28 regarding the current state of the domestic rice supply. The Republic believes that international rice price fluctuations do not significantly affect its economic growth because the global price of rice relates mainly to the Republic’s rice import requirement, and not to domestic rice production.

Income from Abroad

6.	We note media reports indicating that, given the global economic situation, remittances are expected to dip as overseas Filipino workers may lose their jobs. Given the significance of remittances to the Philippine economy, please revise this section to address the impact that a decrease in remittances would have on the economy, and particularly on local consumption.

As requested, we have added disclosure on page 34 to address the likely impact of a decrease in remittances on the economy.

Prices, Employment and Wages

Employment and Wages

7.	We note recent media coverage of the potential that a significant number of Filipinos may lose their jobs abroad. Consider disclosing the in impact on unemployment rate if overseas workers return to the Philippines.

As requested, we have added disclosure on page 37 discussing the impact of OFW job losses on unemployment in the Philippines.

Balance of Payments

Exports of Goods

8.	Please expand the discussion to indicate the impact of the economic downturn in the United States on the export of goods from the Philippines. We note, in particular, that the Development Budget Coordinating Committee had earlier projected double-digit export growth next year, but with the deepening global crisis, now anticipates that exports may slow to between zero and four percent.

As requested, we have expanded the discussion on page 47 of the potential impact of the economic downturn in the United States on the export of goods from the Philippines.

Net Foreign Direct Investments by Sector

9.	Consider also presenting a narrative discussion of the data in the table. We note that the central bank recently downgraded its foreign direct investment forecast this year to $2.6 billion, which is lower than earlier prediction of $4.2 billion for 2008, as well as media reports relating to a 56% drop in FDI in the first 8 months.

As requested, we have included a narrative discussions of the data found in the table on page 62, which includes the decrease in net FDI for the first nine months of 2008 from the level for the same period of 2007 and revised FDI forecasts.

The Government Budget

10.	Please revise to discuss any impact that the U.S. banking crisis has had on the budget.

As requested, we have revised the disclosure on page 84 to discuss the effect of the US banking crisis on the proposed 2009 national budget.

Jurisdiction and Enforceability

11.	We note the discussion in the second paragraph states that the Philippine Counsel General is “its authorized agent to receive service of process in any suit based on any series of debt securities in any state or federal court in New York City.” In contrast, the discussion in subsequent paragraph states, “the Philippine Counsel General is not the agent for receipt of service for suits under the US federal or state securities laws.” Please reconcile or advise.

We note that it has been a longstanding practice for sovereign filers under Schedule B to include identical or similar language in their registration statements. For example, see SEC filings by Republic of Italy, Republic of Uruguay and Republic of Korea among others. In these filings, each sovereign issuer designated an agent to receive service of process in New York for suits in respect of their debt securities, but excluded suits brought under US federal or state securities laws.

We believe that this practice, which is common among sovereign issuers, is based on a distinction between commercial and government related activity. While payment and other obligations under debt obligations of sovereigns are not entitled to immunity under the Foreign Sovereign Immunities Act on the basis that these are commercial activities, courts have not addressed the question of whether a sovereign entity is entitled to immunity for securities law violations. The claim to sovereign immunity from securities law violations is based on the fact that the country information included in the prospectus is almost entirely derived from public official sources that were prepared in the exercise of a governmental, rather than a commercial, activity. Based on this rationale and the practice of sovereign filers under Schedule B, we have not made any revisions to the jurisdiction and enforceability provisions on page 108.

Thank you for your attention to this matter. Please feel free to contact David Johnson at + 852 9109 1441 or david.johnson@allenovery.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely

David Johnson

4